
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 1, 2011

Rodney Bingham
President
Thermon Group Holdings, Inc.
100 Thermon Drive
San Marcos, TX 78666

> **Re: Thermon Group Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 2, 2011**
> **File No. 333-172007**

Dear Mr. Bingham:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

1.   Please tell us whether all industry data you cite in the summary and throughout the document is publicly available. Also tell us whether:

- you commissioned any of the industry reports;

- any of the industry reports were prepared for use in your registration statement;

- you are affiliated with the sources of any of the industry reports; and

- the sources of the reports consented to your use of their data in this registration statement.

Also tell us how you determined that the information and data cited in your document is the most recent available.

2.   Regarding your disclosure in this section:

- Your summary should not include a lengthy description of your business and strategy. Further, we note that nearly identical disclosure appears later in your prospectus and in your summary; and

- The summary should be a balanced presentation of the most significant aspects of your offering - not merely a recitation of extensive details regarding only the positive aspects of the investment that only later addresses "some" of the risks and then only at a high level and leaves balancing details for later in your document. As examples only, your disclosure refers only to "favorable" and "attractive" industry trends, includes separately captioned, explained paragraphs detailing those trends and your strengths and strategies while only including a one-sentence summary of risks you face and appears to refer only to favorable results of your operations and financial condition but not, among other things, the amount of debt you have outstanding.

Please revise substantially.

<u>We have access to . . ., page 3</u>

3.   It appears from your disclosure on page F-40 that your operations in the Asia-Pacific region account for the lowest portion of your revenues by geography. Please revise to clarify how this entails a "strong, established local presence."

<u>Our highly engineered solutions . . ., page 4</u>

4.   Please tell us the objective criteria applied in determining the "leadership positions," recognitions and awards mentioned here. Also tell us whether other individuals and entities also hold leadership positions with the organizations you mention and whether there were other recipients of the recognition and awards you disclose.

<u>Strong revenue visibility, page 4</u>

5.   Please reconcile your disclosure here and in the first risk factor on page 16 and last risk factor on page 17.

Drive growth through . . ., page 5

6.   Please expand to briefly clarify how the "framework agreements" have "accelerated" the timing of your involvement in projects and facilitated identification of revenue opportunities. Please also file those agreements as exhibits.

7.   Given the multiple, similarly named entities mentioned in your document, please revise to briefly describe your corporate structure. Include a chart if you believe it would assist investors.

Risk Factor, page 6

8.   Given the percentage of your securities owned by CHS and the "sponsors," please tell us whether you will be a *controlled company* under applicable exchange rules, and if so, how you evaluated whether that status creates material risks.

9.   Please tell us where your document describes the risks disclosed in the last risk factor on page 30 and the first risk factor on page 31 of the Form S-4 File No. 333-168915 filed by Thermon Industries, Inc. and several of your other subsidiary corporations on December 13, 2010.

10.   Please provide us your analysis of the materiality of the risks to investors resulting from the provision of your certificate of incorporation mentioned in the carryover paragraph on page 112.

The Offering, page 8

11.   Please revise your document, including your financial statements and management's discussion and analysis of financial condition and results of operations, to describe the effects of the stock split as appropriate.

Summary Historical and Pro Forma Consolidated Financial and Operating Data, page 12

12.   Pro forma information should be presented as required by Rule 11 of Regulation S-X and the FASB Accounting Standards Codification. Please tell us why the table of pro forma statement of operations data here and on page 46 should be presented or remove such disclosure from the filing.

Dilution, page 33

13.   Please expand to disclose how the amounts and percentages in the second table would change assuming the exercise of all outstanding options. Also expand the last paragraph on page 34 to clarify how the amounts and percentages under "total consideration" would change if the overallotment option is exercised in full.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 35

14.   Please tell us why you have not provided a pro forma balance sheet to present the effects of the transaction in conformity with Rule 11 of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 37

15.   Please provide pro forma earnings per share amounts in conformity with Rule 11-02(b)(7) of Regulation S-X. Revise your pro forma footnotes accordingly.

Management's Discussion and Analysis . . ., page 51

16.   In an appropriate section of your document, please discuss the expected, material impact to you and your financial condition of the "robust pipeline of planned projects" mentioned on page 4.

Key drivers affecting our results of operations, page 52

17.   Please quantify the key drivers identified that would be material to investors. Refer to section 501.12.b.1 of the Financial Reporting Codification.

Critical Accounting Policies and Estimates, page 53

18.   Please revise your discussion for each policy to provide greater insight into the quality and variability of the estimate. This discussion should:

- provide an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time;

- address why the estimates or assumptions bear the risk of change; and

- provide quantitative information if reasonably available and material to investors.

        Refer to section 501.14 of the Financial Reporting Codification.

Results of Operations, page 56

19.   We note your unaudited financial statements beginning on page F-56 include results for the three months ended September 30, 2010, and that such presentation is not required under Rule 3-02 of Regulation S-X for this registration statement. If you continue to include the three month unaudited financial statements, please include a discussion of the results in MD&A.

Gross profit and margin, page 57

20.   Please revise to clarify your "normalized range of gross margins."

Contingencies, page 64

21.   Please revise your discussion to address any material uncertainties as described by Item
        303(a)(3)(ii) of Regulation S-K or tell us how you meet this requirement.

Liquidity and Capital Resources, page 65

22.   Please revise to disclose the importance of credit ratings on your ability to access capital.
        In this regard, we refer to the disclosure concerning credit ratings on page 72 of the Form
        S-4 File No. 333-168915 filed by Thermon Industries, Inc. and several of your other
        subsidiary corporations.

Six Months Ended September 30, 2010 (Combined) Compared to the Six Months Ended
September 30, 2009 (Non-GAAP), page 66

23.   Revise the discussion of cash flow activity to address material items as presented in your
        statements of cash flows and the underlying reasons for such items. Refer to section
        501.03.a of the Financial Reporting Codification.

Business, page 70

24.   Please discuss the general development of your business during the past five years.
        Include in such disclosure the impact of the transactions with Audax and CHS.

Manufacturing, page 79

25.   Please expand to clarify the increase to your production capacity you expect from the
        expansion at the San Marcos location.

Composition of the board . . ., page 88

26.   Please revise to clarify the significance of the twelve-month period mentioned in the last
        sentence of the first paragraph, including the consequences, if any, of not complying with
        that period. Also clarify the reference to "transition periods" in the sections that follow.

Committee of the Board of Directors, page 88

27.   Please reconcile your disclosure concerning shared responsibility for reviewing the
        independent auditor's qualifications and independence with Exchange Act Rule 10A-
        3(b)(2).

28.   Please revise to identify each director that is not independent under applicable committee
        independence standards. See Item 407(a) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 104

29.   We refer to disclosure of the "Audax Transaction" and "Audax Transaction Fee" on
        pages 102 and 103 of the amended Form S-4 filed by Thermon Industries, Inc. and
        several of your other subsidiary corporations, on December 13, 2010. Please revise to
        disclose the material terms of these transactions. Please refer to Instruction 1 to Item 404
        of Regulation S-K.

30.   Please tell us why you deleted disclosure regarding transactions that occurred during your
        fiscal-year ended March 31, 2008. See Instruction 1 to Item 404 of Regulation S-K.

Audax Management Fee, page 104

31.   Please provide the disclosures required by Item 404 of Regulation S-K with respect to the
        transactions mentioned in the last paragraph on page 8 and in paragraphs 9(c) and (d) on
        page 15.

Securityholder Agreement, page 106

32.   If provisions of this agreement will survive following the offering, please revise to
        identify those provisions.

Manager Equity Agreements…, page 107

33.   Please revise to disclose the identity of each management investor and the nature of your
        relationship with each individual. Also identify the "management investors" mentioned
        in the last paragraph on page 114.

Transaction Fee and Management Fee, page 108

34.   Please file as an exhibit the termination agreement related to the management services
        agreement.

Description of Capital Stock, page 110

35.   Please clarify how the transaction you describe in the first paragraph will combine your common stock into one class from two. Also revise the disclosure in an appropriate section of your document to clarify on what registration statement or exemption you intend to rely and, if applicable, briefly describe the facts on which you rely to support the availability of the exemption.

Shares Eligible for Future Sale, page 114

36.   Please tell us, with a view toward disclosure, how the time periods described in this section account for shares your affiliates may acquire in this offering, such as those shares acquired pursuant to the directed share program mentioned on page 122.

Relationships, page 124

37.   Please quantify the amounts mentioned in the second paragraph.

Financial Statements, page F-1

General

38.   Please update the financial statements and related disclosures in your filing, as necessary, as required by Rule 3-12 of Regulation S-X.

Footnote 13 – Income Taxes, page F-36

39.   We note your disclosures that 'the company views undistributed earnings of certain foreign subsidiaries as permanently re-invested." Please reconcile this with your disclosures on page 68 that you "will need to repatriate cash to the United States in order to meet [y]our U.S. debt service obligations." Additionally, please tell us how the repatriation of cash impacts your income taxes in accordance with Topic 740-30 of the FASB Accounting Standards Codification.

Condensed Consolidated Statements of Changes in Shareholders'/Members' Equity (Unaudited), page F-59

40.   Please revise this presentation to report the changes between the predecessor equity as of April 30, 2010 and the Successor equity as of May 1, 2010.

Notes to financial statements, page F-61

Footnote 8 – Related-Party Transactions, page F-67

41.   Please revise this footnote to include any related party transactions of the predecessor.

Item 15. Recent Sales of Unregistered Securities, page II-3

42.   Please reconcile your disclosure in the second paragraph with your disclosure on page F-59.

Item 16. Exhibits . . ., page II-3

43.   Please revise the exhibit index to clearly identify all agreements that are the subject of a confidential treatment request or order, such as Exhibit 10.1.

44.   Exhibit 21 indicates that Thermon Group, Inc. is your wholly owned subsidiary, contrary to your disclosure in Note 12 on page F-70 that Thermon Group, Inc. is your parent entity. Please reconcile.

45.   Please file as an exhibit the 2011 Long-Term Incentive Plan mentioned on page 96.

46.   For Exhibits 23.1 through 23.4, please provide currently dated consents from your independent accountants as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

Item 17. Undertakings, page II-7

47.   Please revise to include the undertakings required by Item 512(a)(1)-(3) of Regulation S-K.

Signatures, page II-9

48.   Please do not change the language required on the signatures page of Form S-1. In this regard, please tell us to what "amendment" you are referring in the first paragraph.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax):   Robert L. Verigan, Esq. – Sidley Austin LLP